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                             VIASYSTEMS GROUP, INC.
                        101 South Hanley Road, Suite 400
                            St. Louis, Missouri 63105


                                October 23, 2000

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention:    Jeffrey Cohan

Re:  VIASYSTEMS GROUP, INC.
     REGISTRATION STATEMENT ON FORM S-1 (NO. 333-46780)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Viasystems Group, Inc., a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No. 333-46780) (the "Registration Statement"). The Company has postponed indefinitely its plans to complete a public offering of its common stock, par value $0.01 per share, the registration of which is contemplated by the Registration Statement.

         The board of directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal.

                                       Very truly yours,

                                       VIASYSTEMS GROUP, INC.

                                       /s/ David M. Sindelar

                                       David M. Sindelar
                                       Senior Vice President and Chief Financial
                                       Officer

cc:  R. Scott Cohen
     Brian W. Duwe